SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25
                           Notification of Late Filing

                                           Commission File Number   001-31787
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(Check One)

    [ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F
    [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For period ended    March 31, 2005
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[ ]  Transition Report on Form 10-K and Form 10-KSB
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q and Form 10-QSB
[ ]  Transition Report on Form N-SAR
         For the transition period ended:

           Not Applicable
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Not Applicable
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 REGISTRANT INFORMATION

         Full name of registrant:                Bioenvision, Inc.
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         Address of principal executive office:  345 Park Avenue, 41st Floor
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         City, State and Zip Code:               New York, NY 10154
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                                     PART II
                             RULE 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         [x] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART  III
                                    NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company recently changed auditors. On April 4, 2005, the Company notified Grant Thornton LLP of its dismissal in connection with its decision to engage new auditors as its independent registered public accounting firm. On that date, the Company appointed Deloitte & Touche LLP as its new independent registered public accounting firm for the fiscal year ended June 30, 2005. A Report on Form 10-QSB for the period ended March 31, 2005 has been delayed because the quarterly review by Deloitte & Touche has taken longer than expected and could not be completed without unreasonable expense and effort.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         David P. Luci, CFO and General Counsel      (212)750-6700
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                 (Name)                           (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                       [x] Yes          [ ] No
         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       [ ] Yes          [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

                         Bioenvision, Inc.
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 16, 2005                    By: /s/ David P. Luci
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                                         David P. Luci, CFO and General Counsel